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                            -------------------------

                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            PEROT SYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                             75-2230700
      (State of incorporation                 (I.R.S. Employer
          or organization)                   Identification No.)

                  12404 Park Central Drive, Dallas, Texas 75251
               (Address of Principal Executive Offices) (Zip Code)

                            -------------------------

        Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class                         Name of each exchange
              to be registered                          on which each class is
                                                           to be registered
                    None                                         None

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights.


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On January 5, 1998, the Board of Directors of Perot Systems Corporation (the "Company") adopted a Stockholder Rights Plan, providing that one Class A right (a "Class A Right") will be attached to each share of Class A common stock, par value $.01 per share, of the Company (the "Class A Common Stock") and one Class B right (a "Class B Right" and, together with the Class A Rights, the "Rights") will be attached to each share of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") as of the close of business on January 7, 1999 (the "Record Date"). Each Class A Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a Purchase Price of $55.00 per unit (the "Purchase Price"), subject to adjustment. Each Class B Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), at the Purchase Price of $55.00 per unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of January 28, 1999, between the Company and The Chase Manhattan Bank as Rights Agent (the "Rights Agent").

         Initially, the Class A Rights will be attached to all Class A Common Stock certificates representing shares outstanding as of the Record Date and the Class B Rights will be attached to all Class B Common Stock certificates representing shares outstanding as of the Record Date, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or 20% or more of the outstanding shares of Class A Common Stock (the date of such announcement being the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or 20% or more of the outstanding shares of Class A Common Stock, or (iii) the Board of Directors of the Company determining that any Person or Persons have become the Beneficial Owner of an amount of Common Stock that the Board of Directors determines to be substantial (which amount will in no event be less than 11% of the shares of Common Stock or Class A Common Stock outstanding) and that (a) such Person or Persons intend to cause the Company to repurchase the Common Stock beneficially owned by such Person or Persons or to exert pressure against the Company to take any action or enter into any transaction or series of transactions with the intent or the effect of providing such Person or Persons


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with short-term gains or profits under circumstances in which the Board of
Directors determines that the long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions or (b) beneficial ownership by such Person or Persons is reasonably likely to have a material adverse effect on the business, competitive position, prospects, business reputation, or financial condition of the Company and its subsidiaries (an "Adverse Person"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights Agreement provides that Ross Perot, and certain of his successors and affiliates are excluded from the definition of "Acquiring Person." Mr. Perot and certain of his successors and affiliates are also excluded from the definition of "Adverse Person."

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 7, 2009, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

         In the event that (i) any person becomes an Acquiring Person or (ii) the Board of Directors declares a person to be an Adverse Person, each holder of a Class A Right will thereafter have the right to receive, upon exercise, Class A Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) and each holder of a Class B Right will thereafter (subject to limitations on ownership under the Bank Holding Company Act of 1956) have the right to receive, upon exercise, Class B Common Stock (or in certain circumstances cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Adverse Person, or an Associate or Affiliate of any Acquiring Person or Adverse Person, will be null and void.



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         For example, at an exercise price of $55 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Common Stock with a value of $110 (or other consideration, as noted above) for $55. Assuming that the Common Stock had a per share value of $55 at such time, the holder of each valid Right would be entitled to purchase 2.0 shares of Common Stock for $55.

         In the event that following the Stock Acquisition Date or the date a person becomes an Adverse Person, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) will thereafter have the right (a flip-over right) to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

         The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time prior to 10 days after the date that any person becomes an Acquiring Person or an Adverse Person.

         At any time after any person has become an Acquiring Person or an Adverse Person (but before any person becomes the beneficial owner of 50% or more of the Company's Common Stock), the Board of Directors may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person or Adverse Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances,



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recognize taxable income in the event that the Rights become exercisable for
Common Stock (or other consideration) of the Company as set forth above.

         For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time after the Rights are no longer redeemable, the Rights Agreement may be amended by the Board of Directors (without approval of the holders of the Rights) in any respect that does not (i) adversely affect the Rights holders (other than any Acquiring Person or Adverse Person and certain affiliated persons), (ii) cause the Rights Agreement again to become amendable other than in accordance with this paragraph, or (iii) cause the Rights again to become redeemable.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached as an exhibit and incorporated by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. EXHIBITS

Exhibit Number                  Description of Exhibit

   3.1 Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement of Form S-1 (Registration No. 333-60755))

   4.1 Rights Agreement dated as of January 28, 1999 between the Registrant and The Chase Manhattan Bank, as the Rights Agent (filed herewith).

   4.2 Form of Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant (included as Exhibit A-1 in Exhibit 4.1 filed herewith).

   4.3 Form of Certificate of Designation, Preferences, and Rights of Series B Junior Participating Preferred Stock of the Registrant (included as Exhibit A-2 in Exhibit 4.1 filed herewith).





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       PEROT SYSTEMS CORPORATION



                                       By:    /s/  PETER ALTABEF
                                       Name:  Peter Altabef
                                       Title: Vice President, General Counsel,
                                               and Secretary

Date:    February 18, 1999





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                                INDEX TO EXHIBITS



Exhibit Number                  Description of Exhibit
--------------                  ----------------------
   3.1      Second Amended and Restated Certificate of Incorporation of the
            Registrant (incorporated by reference to Exhibit 3.1 to the
            Registrant's Registration Statement of Form S-1 (Registration No.
            333-60755))

   4.1 Rights Agreement dated as of January 28, 1999 between the Registrant and The Chase Manhattan Bank, as the Rights Agent (filed herewith).

   4.2      Form of Certificate of Designation, Preferences, and Rights of
            Series A Junior Participating Preferred Stock of the Registrant
            (included as Exhibit A-1 in Exhibit 4.1 filed herewith).

   4.3      Form of Certificate of Designation, Preferences, and Rights of
            Series B Junior Participating Preferred Stock of the Registrant
            (included as Exhibit A-2 in Exhibit 4.1 filed herewith).